Deuce DroneLLC
Statements of Changes in Members' Equity
From October 14, 2019 (Inception) to Decmber 31, 2019
(Unaudited)

	Membership Interest		Retained earnings	Total Members' Equity
	Units	Amount		
Balance, October 14, 2019 (Inception)	-	$ -	$ -	$ -
				-
Net income			-	-
Balance, December 31, 2019	-	$ -	$ -	$ -